

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2025

Todd Johnson
Principal Executive Officer
ProShares Trust II
7272 Wisconsin Avenue
21st Floor
Bethesda, MD 20814

> **Re: ProShares Trust II**
> **Registration Statement on Form S-1**
> **Filed February 13, 2025**
> **File No. 333-284921**

Dear Todd Johnson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Stanton at 202-551-2197 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Erin Martin